SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act

Date of Report (Date of earliest event reported):   June 21, 2007

WATERBANK OF AMERICA (USA) INC.

(Exact name of registrant as specified in its charter)

Utah	0-51075	38-3749557
--------	-------	----------
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

Espirito Santo Plaza
1395 Brickell Avenue, Suite 1020
Miami, Florida   33131

(Address of Principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (786) 597-5282

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registration under any of the following provisions (se General Instruction A.2. below):

[] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03   **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.**

On June 21, 2007, the Registrant entered into that certain Promissory Note dated as of June 21, 2007 (the "Note"), pursuant to which we borrowed the original principal sum of USD$200,000, bearing interest at 9% per annum, and maturing not later than ninety (90) days thereafter. The terms and conditions of the Note also provide that we will issue to the lender thirty thousand (30,000) shares of our common stock (the "Shares"). Our Chairman of the Board of Directors is one of three trustees of the entity that owns the lender. That lender has collectively advanced to the Company, including this Note, an aggregate of USD$700,000 since January 2007, all of which principal amount remains outstanding as of this date. The Note proceeds will be used to pay for certain expenses incurred in connection with the development of our distribution network, and the balance for working capital and general corporate purposes.

We issued the Shares without registration under the Securities Act of 1933, as amended (the "Securities Act") to the lender in reliance upon the exemption provided by Regulation S thereunder. The Shares may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act. An appropriate legend was placed on the Shares.

A complete copy of the Note is filed as Exhibit 10.1 hereto and incorporated herein by reference. The summary of the transaction set forth above does not purport to be complete and is qualified in its entirety by reference to the exhibit.

This Current Report on Form 8-K is neither an offer to sell nor a solicitation of an offer to buy any securities. This portion of the report is being filed pursuant to and in accordance with Rule 135c under the Securities Act.

Item 3.02   **Unregistered Sales of Equity Securities**

On June 21, 2007, we entered into the Note and, in connection therewith, issued 30,000 shares of our common stock to one accredited investor resident in the Province of Ontario, Canada, in reliance upon the exemption provided by Regulation S of the Securities Act of 1933, as amended. For further information about the terms of this transaction, please see the disclosure under Item 2.03 above.

Item 5.03   **Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.**

On June 28, 2007, the Board of Directors of Waterbank of America (USA) Inc. (the "Registrant"), by unanimous written consent, approved a change in the Registrant's fiscal year end to September 30 from December 31. The fiscal year change is effective beginning with the Registrant's 2007 fiscal year, which began October 1, 2006 and will end September 30, 2007. The fiscal year end change will align the Registrant's reporting cycle with the prior reporting cycle of its Canadian operating company.

The Registrant filed its audited financial information for the period ended September 30, 2006 with the Securities and Exchange Commission on Amendment No. 2 to Form 8-K/A on June 27, 2007. Results for the quarterly periods ended December 31, 2006 and March 31, 2007 are expected to be filed with the Securities and Exchange Commission as soon as practicable.

Item 9.01   **Financial Statements and Exhibits.**

(d)   Exhibits:

10.1   Term Promissory Note dated June 21, 2007 by Registrant in favor of Forstar Capital Advisors, Inc.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

WATERBANK OF AMERICA (USA) INC.

Dated: July 9, 2007.

By: /S/ MICHEL P. PELLETIER
Name: MICHEL P. PELLETIER
Title: President & CEO

EXHIBIT 10.1

PROMISSORY NOTE

$200,000.00   Miami, Florida
                                                                           June 21, 2007

        FOR VALUE RECEIVED, WATERBANK OF AMERICA (USA) INC., a Utah corporation
("**Borrower**"), having an office at 1395 Brickell Avenue, Suite 1020, Miami, Florida, 33131, promises to pay to the
order of Forstar Capital Advisors, Inc., having an office at The Exchange Tower, 130 King Street West, Suite 2950,
Toronto, Canada, M5X 1C7, or assigns (collectively, "**Lender**"), the principal sum of TWO HUNDRED
THOUSAND AND NO/100 DOLLARS ($200,000.00) (the "**Loan**"), in one lump sum, not later than ninety (90)
days following the date hereof (the "**Maturity Date**"), or such earlier date as may be required under the terms of this
Promissory Note (hereinafter the "**Note**"), together with interest thereon, calculated at the rate of nine percent (9%)
per annum on the unpaid principal balance. For purposes of this Note, "**Business Day**" shall mean any day other
than a Saturday, a Sunday or a day on which commercial banks in Miami, Florida, are authorized or required to
close. All currency amounts shall be in United States Dollars.

        As additional consideration for making this Loan, the Borrower shall issue the Lender, or its assigns, thirty
thousand (30,000) shares of Borrower's Common Stock, $0.001 par value per share. Lender acknowledges and agrees
that the above-described securities are "restricted securities" as that term is defined in Rule 144(a)(3) adopted under the
Securities Act of 1933, as amended, and can be resold only upon registration with the Securities and Exchange
Commission or in reliance upon an appropriate exemption under the Securities Act of 1933, as amended.

        The proceeds of the Loan will be applied by or on behalf of the Borrower to pay for certain expenses incurred
by Borrower in connection with the development of its distribution network, and the balance for working capital and
general corporate purposes. Lender may, in its discretion, pay any such service providers directly in such amounts as
determined by Lender, and Borrower nonetheless shall be liable for repayment to Lender for all such amounts in
accordance with the terms and conditions of this Note.

        Principal and interest shall be payable in lawful money of the United States. Payments hereon shall be
credited first to accrued and unpaid interest hereon, and the balance to principal. The principal, any or all of the
interest due pursuant to the terms of this Note, or any combination of principal and interest, may be prepaid in
whole, or in part, without premium or penalty on any Business Day. Upon payment in full of the unpaid principal
balance of this Note and all accrued and unpaid interest, this Note shall be cancelled and shall thereupon cease,
terminate and become void, and Lender shall execute shall documents as may be necessary or convenient to
accomplish such effect.

        Amendments. This Note may not be modified, amended, waived, extended, changed, discharged or
terminated orally or by any act or failure to act on the part of Lender or Borrower, but only by an agreement in
writing signed by the party against whom enforcement of any modification, amendment, waiver, extension, change,
discharge or termination is sought. Whenever used, the singular number shall include the plural, the plural the
singular, and the words "Lender" and "Borrower" shall include their respective successors, assigns, heirs, executors
and administrators.

        Waiver. Borrower and all others who may become liable for the payment of all or any part of this Note do
hereby severally waive presentment and demand for payment, notice of dishonor, protest, notice of protest, notice of
nonpayment, notice of intent to accelerate the maturity hereof and of acceleration, and/or any claim of defense based
upon claims of lender liability. No release of any security for the Note or any person liable for payment of the Note,
no extension of time for payment of this Note or any installment hereof, and no alteration, amendment or waiver of
any provision of the Note made by agreement between Lender and any other person or party shall release, modify,
amend, waive, extend, change, discharge, terminate or affect the liability of Borrower, and any other person or party
who may become liable for the payment of all or any part of the Note.

Attorneys' Fees. Borrower agrees to pay all costs incurred by Lender in employing an attorney in connection with any actions or proceedings (including any bankruptcy proceedings) which may be brought or which Lender may defend or join to enforce the terms of this Note, or any other agreement or document pertaining to the indebtedness, or which may be incurred in connection with the appointment of a receiver, or which may be incurred in enforcing or collecting this Note with or without legal or equitable actions or proceedings.

Notices. All notices or other communications required or permitted to be given pursuant hereto shall be given in writing, and will be deemed to have been duly given when delivered or on the third business day after mailed, first class postage prepaid, to the parties at their respective addresses as provided in the first paragraph of this Note.

Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Florida (without regard to principles of conflicts of laws) and the applicable laws of the United States of America.

IN WITNESS WHEREOF, the undersigned has executed the foregoing instrument as of the day and year first above written.

BORROWER: WATERBANK OF AMERICA (USA) INC.,

By: __/s/ MICHEL P. PELLETIER_____
        Michel P. Pelletier,
        President and Chief Executive Officer